United States securities and exchange commission logo





                              May 24, 2021

       John James
       Chief Executive Officer
       Fusion Acquisition Corp.
       667 Madison Avenue, 5th Floor
       New York, NY 10065

                                                        Re: Fusion Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 10, 2021
                                                            File No. 333-255936

       Dear Mr. James:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers about the Business Combination and the Special Meeting
       What equity stake will current Fusion Stockholders and MoneyLion stockholders hold in New
       MoneyLion?, page 11

   1. Refer to your response to comment 7. Please revise the footnotes to the tables to disclose the number of options
and warrants the MoneyLion equityholders will hold at the
                                                        Effective Time.
       How will I be notified of the outcome of MoneyLion's stockholder vote to approve the Business
       Combination?, page 12

   2. Refer to your response to comment 4. To the extent that the MoneyLion vote regarding whether to receive cash
consideration will occur prior to the Fusion shareholders' vote to
 John James
Fusion Acquisition Corp.
May 24, 2021
Page 2
         approve the business combination, please provide your analysis as to why you believe that the outcome of the MoneyLion's stockholders' vote to determine whether to receive cash consideration at closing is immaterial to an investment decision such that you do not intend to inform Fusion investors of the outcome until after the Fusion shareholders vote to approve the business combination. In addition, please add a Question and Answer that states that the shares of MoneyLion common stock and MoneyLion preferred stock subject to the MoneyLion Support Agreements represent the requisite majority to approve the Business Combination and any of the documents and transactions contemplated by the Merger Agreement. In this regard, we note your disclosure on page
         116.
What interest do the Sponsor an Fusion's current officers and directors have in the Business
Combination?, page 17

3. Refer to your response to comment 4. If any of Fusion's current directors and officers will continue to be directors or officers in New MoneyLion, please disclose in this Question and and Answer and on page 30.
Business of New MoneyLion
Our Product Platform
Premium Mobile Banking: RoarMoney, page 164

4. We note your disclosure that customer accounts with less than $1 on deposit for
         RoarMoney and those with no balance for MoneyLion Investing, as disclosed on page
         165, will not be charged the related administrative fee. Please revise to disclose the percentage of accounts that have been charged such fees for the fiscal periods presented.
5. Please identify the name of the third party that allows your customers to make cash deposits to their RoarMoney accounts and the material terms of your agreement with the third party. In this regard, we note your disclosure regarding Allpoint ATM locations.
Personalized Investing: MoneyLion Investing, page 166

6. We note your revised disclosures on page 166. Please enhance your disclosures to discuss the services for which Global X are compensated, if any, and relevant details regarding such compensation.
Regulatory Environment, page 174
FirstName LastNameJohn James
7. Refer to your response to comment 27. Please address the specific regulations that may
Comapany   NameFusion
       impact            Acquisition
              your planned           Corp.such as BNPL, the MoneyLion Credit
Card, and the
                            new services,
May 24,Crypto  Platform
         2021 Page   2 here and in your risk factors section.
FirstName LastName
 John James
FirstName  LastNameJohn
Fusion Acquisition Corp. James
Comapany
May        NameFusion Acquisition Corp.
     24, 2021
May 24,
Page 3 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
MoneyLion
Key Performance Metrics
Total Customers, page 187

8. We note that you consider total customers to be a key performance metric. Given that customers appear to be able to have an open account but maintain no balance and therefore appear to avoid any administrative fees, please revise your disclosures to provide some context as to what percentage of your total customers have funded accounts. In addition, revise your disclosures to quantify the amount of active customers that have engaged in any activity during the periods presented.
Results of Operations for the Years Ended December 31, 2020 and 2019, page 188

9. We note your response to comment 34 and revised disclosures on pages 188 to 191. The revisions appear to discuss changes in the consolidated statements of operations. Please revise your disclosures to include a discussion of changes in financial condition (i.e., consolidated balance sheet), including key line item trends and associated drivers.
Description of New MoneyLion Securities
Exclusive Forum, page 210

10. Refer to your responses to comments 41 and 42. Your disclosure on pages 78 and 210 regarding the exclusive forum provision in the New MoneyLion Proposed Charter is inconsistent with Article 11 of the New MoneyLion Proposed Charter in Annex B, which identifies the federal district court of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities
         Act. Please revise for consistency. In addition, please ensure that the New MoneyLion organizational documents clearly state that the exclusive forum provision does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.
         Also, because the Choice of Forum provision in the New MoneyLion Charter differs from the provision in the Current Charter, please tell us why you have not added a proposal allowing shareholders to vote for the proposed change, pursuant to Exchange Act Rule
         14a-4(a)(3).
Certain Relationships and Related Party Transactions
MoneyLion
MLi Subdebt Facility 1 LLC, page 235

11. Please disclose the material terms of the secured loan facility here. In this regard, we note your disclosure regarding the Second Lien Loan on page 195.
 John James
FirstName  LastNameJohn
Fusion Acquisition Corp. James
Comapany
May        NameFusion Acquisition Corp.
     24, 2021
May 24,
Page 4 2021 Page 4
FirstName LastName
MoneyLion Inc. Notes to Consolidated Financial Statements
1. Description of Business and Basis of Presentation, page F-30

12. We note your response to comment 44 and reissue it in part. Please tell us and expand your disclosures (here or elsewhere in the footnotes) to provide more detail as to the nature of the redemptions and distributions made to the noncontrolling interests during the year.
2. Restatement of Previously Issued Financial Statements, page F-31

13. Please expand the discussion of your restatement footnote to provide more detail regarding the nature of the error identified. Ensure your revisions include a more fulsome discussion of the contractual nature and rights of the noncontrolling interests, as well as how the income attributable to the noncontrolling interests was computed.
14. We note that the introductory paragraph to the table on page F-34 says it shows the effect of the restatement on the Consolidated Statement of Stockholders Equity as of December
         31, 2019; however, the table appears to only show the effect as of January 1, 2019. Please advise or revise accordingly.
4. Finance Receivables, Allowance for Losses on Finance Receivables and Credit Quality
Information, page F-42

15. We note your response to comment 37 with respect to direct charge-offs for suspended accounts, which indicates that the direct charge-offs for these accounts are recorded as a direct offset to revenue. However, we also note from your disclosures on page 190 and within Note 4 that the provision appears to include charges relating to membership receivables. Please address the following:

                Tell us and revise your disclosures to clarify this discrepancy in accounting treatment.

                Clarify if the allowance for loan losses rollforward presented on page F-42 is for your total financing receivables of $68.8 million at December 31, 2020 (including membership receivables) or only relates to the $62.8 million of financing receivables line item within the table.

                Provide us with illustrative journal entries showing your accounting for these receivables through the transaction process clarifying illustrative amounts (if any)
              recognized: (i) in revenue, (ii) as a reduction to revenue, (iii) through the provision, and (iv) at time of charge-off.
16. We note your response to comment 47 says that MoneyLion offers secured personal loans, which are included in finance receivables. However, this appears to be inconsistent with
         your disclosures on page F-42 that say you have    a single class of
finance receivables
         which is represented by unsecured loans made to individuals, without any mention of
 John James
FirstName  LastNameJohn
Fusion Acquisition Corp. James
Comapany
May        NameFusion Acquisition Corp.
     24, 2021
May 24,
Page 5 2021 Page 5
FirstName LastName
         including secured personal loans. Please advise or revise accordingly. In addition, consider revising the current labelling of the $62.8 million of finance receivables at
         December 31, 2020 in the first line of the table on page F-42 given the confusingly similar name used for the total financing receivables of $68.8 million at December 31, 2020.
17. We have read your response to comment 48. We continue to believe that this is material information for an investor's understanding of the financial statements, and thus are reissuing our comment 48. Please revise your financial statements to discuss and disclose the information requested in our prior comment 48.
9. Variable Interest Entities, page F-46

18. We note your revised disclosures on page F-46 quantifying the allowance for loan losses on finance receivables on the financing receivables from consolidated VIEs. In this regard, we note that the portion of the allowance for losses on financing receivables from consolidated VIEs was $7.255 million at December 31, 2019. Please tell us why this amount exceeds the total consolidated allowance for losses on financing receivables of
         $6.613 million on the face of the consolidated balance sheet on page F-26.
General

19. We note that MoneyLion has subsequently identified an error and restated the financial statements as of and for the year ended December 31, 2019. Please tell us what impact this may have on the business combination in light of clause 4.07(c)(i) and section 8.03 of the merger agreement. Tell us whether disclosure is necessary, such as a risk factor addressing the impact of the restatement in connection with the above noted portions of the merger agreement and disclosure regarding whether or not the board met to consider
         the impact of the restatement in connection with the board   s
analysis of the transaction. If
         the board did not meet, please add a risk factor that discloses that the board did not meet to consider the restatement in connection with their analysis of the transaction or tell us why you believe this is not necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John James
Fusion Acquisition Corp.
May 24, 2021
Page 6

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJohn James                             Sincerely,
Comapany NameFusion Acquisition Corp.
                                                         Division of
Corporation Finance
May 24, 2021 Page 6                                      Office of Finance
FirstName LastName